January 10, 2020

Joseph Mahavuthivanij
Chief Executive Officer
Mythic Collection, LLC
16 Lagoon Court
San Rafael, CA 94903

       Re: Mythic Collection, LLC
           Offering Statement on Form 1-A Post Qualification Amendment 1 Filed December 20, 2019
           File No. 024-10983

Dear Mr. Mahavuthivanij:

       We have reviewed your amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Form 1-A Post Qualification Amendment 1 filed December 20, 2019

Our Platform is Highly Technical..., page 14

1. We note that you are considering using the Mythic Markets Platform to provide investors with a method to conduct secondary sales of their interests. In this regard, we note your disclosure where you state that "[t]here can be no guarantee that any liquidity mechanism for secondary sales of Interests will develop on our Platform in the manner described, that registered broker-dealers will desire to facilitate liquidity in the Interests for a level of fees that would be acceptable to Investors or at all, that such Trading Periods (as defined below) will occur with high frequency if at all, that a market-clearing price (e.g., a price at which there is overlap between bid and ask prices) will be established during any Trading
      Period or that any buy or sell orders will be filled." In an appropriate place in your
      Offering Circular, please revise your disclosure to explain in greater detail how and when such method of resale will be available to investors, by disclosing the following:
 Joseph Mahavuthivanij
FirstName LastNameJoseph Mahavuthivanij
Mythic Collection, LLC
Comapany NameMythic Collection, LLC
January 10, 2020
January 10, 2020 Page 2
Page 2
FirstName LastName
              Generally elaborate upon the liquidity mechanism you intend to utilize;
              Define the "Trading Periods" you reference to address whether investors will be able to buy or sell at at any time or if there will be trade windows and how the trade windows are determined;
              Explain under what circumstances the Manager may sell its Interests, so that investors can appreciate why your Manager might liquidate its Interests; and,
              Elaborate upon how the market-clearing price of such sales/purchases will be determined.

         Also, please reconcile this disclosure with your disclosure on page 14, where you state that "the Manager does not currently intend to take any action which might provide liquidity or facilitate the resale of Interests held by Investors." Potential future brokerage activity., page 22

2. We note that either the Manager or one of its affiliates may become a broker-dealer in order to create a resale market on the Mythic Markets Platform. Revise to clarify if either the Manager or one of its affiliates will create a resale market on the Platform even if they do not register as a broker-dealer and, if not, tell us why registration as a broker-dealer is not required. If you intend to utilize a broker-dealer other than the Manager or an affiliate of the Manager or until the Manager or an affiliate of the Manager has registered as a broker-dealer, please revise to acknowledge as much. Please also give your analysis of the applicability of Exchange Act Rule 3b-16 or Regulation ATS to the activities contemplated by the proposed trading market.
General

3. We note your disclosure on page ii that your "Broker does not and will not solicit purchases of Interests or make any recommendations regarding the Interests to prospective investors" and yet on page 38, you state that your "Broker will identify individuals and/or institutions that it wishes to solicit on behalf of [y]our company in connection with each offering" and the Solicitation Agreement, filed as exhibit 6.6, seems to explicitly allow for, if not obligate, your Broker to solicit investors. Please revise to reconcile these disclosures and, if your Broker has solicited or intends to solicit investors, please identify it as an underwriter or tell us why you do not believe such identification is necessary.

        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Joseph Mahavuthivanij
Mythic Collection, LLC
January 10, 2020
Page 3

       You may contact Scott M. Anderegg, Staff Attorney at 202-551-3342 or Mara Ransom,
Office Chief at 202-551-3264 with any questions.



FirstName LastNameJoseph Mahavuthivanij                Sincerely,
Comapany NameMythic Collection, LLC
                                                       Division of Corporation
Finance
January 10, 2020 Page 3                                Office of Trade &
Services
FirstName LastName